Kiski Securities LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2015

NET CAPITAL		
Total Stockholder's Equity Qualified for Net Capital	$	29,144
Less Non-allowable Assets		650
Net Capital	$	28,494
AGGREGATE INDEBTEDNESS	$	6,330
NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$	5,000
Excess Net Capital	$	23,494
Excess Net Capital at 1000%	$	22,494
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.22 TO 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2015 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Kiski Securities LLC.